EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State (Country of Formation)

EarJoy Group Limited	British Virgin Island

Hangzhou Aida Pharmaceutical Co., Ltd.	People’s Republic of China

Hangzhou Boda Medical Research and Development Co., Ltd.	People’s Republic of China

Hainan Aika Pharmaceutical Co., Ltd.	People’s Republic of China

Changzhou Fangyuan Pharmaceutical Co., Ltd.	People’s Republic of China

Shanghai Qiaer Bio-Technology Co., Ltd.	People’s Republic of China